Greenberg Traurig

Gary M. Epstein
Tel. (305) 579-0884
Fax (305) 579-0717
epsteing@gtlaw.com

July 31, 2007

VIA FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Russell Mancuso

Re: Lumenis Ltd.
Registration Statement on Form 20-F
Filed May 1, 2007 / Amended June 29, 2007
File No: 0-27572

Ladies and Gentlemen:

On behalf of our client, Lumenis Ltd. (the "Registrant"), please be advised that we are in the process of reviewing the comments set forth in your letter dated July 20, 2007 to Mr. Dov Ofer, the Registrant's Chief Executive Officer. We will file an amendment to the Registration Statement, accompanied by a letter setting forth the Registrant's detailed responses to the comments. We will file the amendment and the Registrant's responses as soon as possible, but in any event not later than August 20, 2007, and likely much sooner. Given the nature of the comments and the Registrant's desire to be as responsive as possible, it is not able to respond fully within the 10-day period set forth in your letter, though it will respond as soon as possible. Please call the undersigned with any questions or comments that you may have.

Sincerely,



Gary Epstein

Gary M. Epstein

cc: Dov Ofer
William Weisel
Michael Hein